ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 13

INSURED                                                                                                                                                                         BOND NUMBER

The Malaysia Fund, Inc.                                                                                                                                                        88190108B

EFFECTIVE DATE                             BOND PERIOD                                                          AUTHORIZED REPRESENTATIVE

August 15, 2009                                August 15, 2008 to October 5, 2009                             /S/ Maggie Sullivan

In consideration of the premium charged for this Bond, it is hereby understood and agreed that the expiration date of the Bond Period set forth in Item 2 of the Declarations is hereby amended to be

12:01 a.m. on October 5, 2009

Standard Time at the Principal Address as set forth in Item 1 of the Declarations.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

RN9.0-01 (10/08)